# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: REPUBLIC AIRWAYS HOLDINGS INC., CIK 0000810332
CUSIP: 590479408
Title of class of securities: Common Stock, par value $0.001 per share
Address of issuer's principal executive offices: 2 Brickyard Lane, Carmel, Indiana (IN), 46032
Date of event which requires filing of this statement: 11/25/2025
Filed pursuant to Rule 13d-1(c)
Filed by CIK 0001355444

## Reporting persons
- Embraer S.A.: type of reporting person: parent holding company or control person (HC), corporation (CO); citizenship or place of organization: Brazil (D5); sole voting power 0; shared voting power 4,139,215; sole dispositive power 0; shared dispositive power 4,139,215; aggregate amount beneficially owned 4,139,215 (8.8% of the class)
  Comment: The percentage of shares reported beneficially owned by the Reporting Person is based on approximately 46,829,476 shares of the Issuer's common stock outstanding as of April 28, 2026, as disclosed in the Quarterly Report on Form 10-Q filed by the Issuer with the SEC on May 8, 2026.
- Embraer Netherlands B.V.: type of reporting person: other (OO); citizenship or place of organization: Netherlands (P7); sole voting power 3,129,680; shared voting power 0; sole dispositive power 3,129,680; shared dispositive power 0; aggregate amount beneficially owned 3,129,680 (6.7% of the class)
  Comment: The percentage of shares reported beneficially owned by the Reporting Person is based on approximately 46,829,476 shares of the Issuer's common stock outstanding as of April 28, 2026, as disclosed in the Quarterly Report on Form 10-Q filed by the Issuer with the SEC on May 8, 2026.
- Embraer Aircraft Customer Services, LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); sole voting power 741,457; shared voting power 0; sole dispositive power 741,457; shared dispositive power 0; aggregate amount beneficially owned 741,457 (1.6% of the class)
  Comment: The percentage of shares reported beneficially owned by the Reporting Person is based on approximately 46,829,476 shares of the Issuer's common stock outstanding as of April 28, 2026, as disclosed in the Quarterly Report on Form 10-Q filed by the Issuer with the SEC on May 8, 2026.
- Embraer Finance Ltd.: type of reporting person: other (OO); citizenship or place of organization: Cayman Islands (E9); sole voting power 268,078; shared voting power 0; sole dispositive power 268,078; shared dispositive power 0; aggregate amount beneficially owned 268,078 (0.6% of the class)
  Comment: The percentage of shares reported beneficially owned by the Reporting Person is based on approximately 46,829,476 shares of the Issuer's common stock outstanding as of April 28, 2026, as disclosed in the Quarterly Report on Form 10-Q filed by the Issuer with the SEC on May 8, 2026.

## Item 1. Issuer
Name of issuer: REPUBLIC AIRWAYS HOLDINGS INC.
Address of issuer's principal executive offices: 2 Brickyard Lane, Carmel, Indiana 46032

## Item 2. Person Filing
Name of person filing: This Statement on Schedule 13G ("Statement") is being jointly filed by (1) Embraer S.A. ("Embraer"), (2) Embraer Netherlands B.V. ("Embraer Netherlands"), (3) Embraer Aircraft Customer Services, LLC ("Embraer Aircraft"), and (4) Embraer Finance Ltd. ("Embraer Finance") (collectively, the "Reporting Persons") pursuant to Rule 13d-1(k) promulgated by the Securities and Exchange Commission ("SEC") pursuant to Section 13 of the Securities Exchange Act of 1934, as amended (the "Act"). Neither the present filing nor anything contained herein shall be construed as an admission (i) that the Reporting Persons constitute a "person" for any purpose other than Section 13(d) of the Act or (ii) that the Reporting Persons constitute a "group" for any purpose, and each of the Reporting Persons expressly disclaims membership in a group. The Reporting Persons have entered into a Joint Filing Agreement, dated August 6, 2026, a copy of which is attached as Exhibit A to this Statement, pursuant to which the Reporting Persons have agreed to file this Statement jointly in accordance with the provisions of Rule 13d-1(k)(1) under the Act.
Address of principal business office or, if none, residence: The principal business office of each of the Reporting Persons is as follows: (1) Embraer S.A. Av. Brigadeiro Faria Lima, 2170 Sao Jose dos Campos, Sao Paulo CEP 12227-901 Brazil (2) Embraer Netherlands B.V. Jachthavenweg 109 C 1081KM Amsterdam, The Netherlands (3) Embraer Aircraft Customer Services, LLC 276 SW 34th Street Fort Lauderdale, FL 33315 United States of America (4) Embraer Finance Ltd. 190 Elgin Avenue, George Town Grand Cayman KY1-9008 Cayman Islands
Citizenship: (1) Embraer - Federative Republic of Brazil (2) Embraer Netherlands - The Netherlands (3) Embraer Aircraft - State of Delaware (4) Embraer Finance - Cayman Islands

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned:
The percentages in this Item 4 have been calculated based upon an aggregate of 46,829,476 issued and outstanding shares of Common Stock of the Issuer as of April 28, 2026, as disclosed in the Quarterly Report on Form 10-Q filed by the Issuer with the SEC on May 8, 2026.
The aggregate number and percentage of shares of Common Stock beneficially owned by each Reporting Person is set forth below. (1) Embraer beneficially owns an aggregate of 4,139,215 shares of Common Stock, which constitute 8.8% of the issued and outstanding Common Stock as of March 27, 2026, comprised of the following: (i) 3,129,680 shares held by Embraer Netherlands, a direct wholly owned subsidiary of Embraer; (ii) 741,457 shares held by Embraer Aircraft, an indirect wholly owned subsidiary of Embraer; and (iii) 268,078 shares held by Embraer Finance, an indirect wholly owned subsidiary of Embraer. Embraer Netherlands, Embraer Aircraft and Embraer Finance are the holders of record of their respective shares. Embraer controls Embraer Netherlands as a direct wholly owned subsidiary, and Embraer Aircraft and Embraer Finance as indirect wholly owned subsidiaries. Thus, Embraer has beneficial ownership of the shares held by Embraer Netherlands, Embraer Aircraft and Embraer Finance. (2) Embraer Netherlands beneficially owns 3,129,680 shares of Common Stock, which constitute 6.7% of issued and outstanding Common Stock. (3) Embraer Aircraft beneficially owns 741,457 shares of Common Stock, which constitute 1.6% of issued and outstanding Common Stock. (4) Embraer Finance beneficially owns 268,078 shares of Common Stock, which constitute 0.6% of issued and outstanding Common Stock. Neither the filing of this Statement nor any of its contents shall be deemed to constitute an admission by any of the Reporting Persons that it is the beneficial owner of any of the shares of Common Stock referred to herein for the purposes of Section 13(d) of the Act, or for any other purpose, and such beneficial ownership is expressly disclaimed by each Reporting Person. Each Reporting Person expressly disclaims any assertion or presumption that it and the other persons on whose behalf this Statement is filed constitute a "group" for the purposes of Section 13(d) of the Act and the rules thereunder. The filing of this Statement should not be construed to be an admission that any member of the Reporting Persons are members of a "group" for the purposes of Section 13(d) of the Act.
Percent of class: Please refer to Item 4(a) above.
Sole power to vote or to direct the vote: (1) Embraer: 0 (2) Embraer Netherlands: 3,129,680 shares (3) Embraer Aircraft: 741,457 shares (4) Embraer Finance: 268,078 shares
Shared power to vote or to direct the vote: Each of Embraer Netherlands, Embraer Aircraft and Embraer Finance has voting power with respect to its 3,129,680 shares, 741,457 shares and 268,078 shares, respectively. Embraer controls Embraer Netherlands as a direct wholly owned subsidiary, and Embraer Aircraft and Embraer Finance as indirect wholly owned subsidiaries. Thus, Embraer shares voting power with respect to the combined 4,139,215 shares held by Embraer Netherlands, Embraer Aircraft and Embraer Finance.
Sole power to dispose or to direct the disposition: (1) Embraer: 0 (2) Embraer Netherlands: 3,129,680 shares (3) Embraer Aircraft: 741,457 shares (4) Embraer Finance: 268,078 shares
Shared power to dispose or to direct the disposition: Each of Embraer Netherlands, Embraer Aircraft and Embraer Finance has dispositive power with respect to its 3,129,680 shares, 741,457 shares and 268,078 shares, respectively. Embraer controls Embraer Netherlands as a direct wholly owned subsidiary, and Embraer Aircraft and Embraer Finance as indirect wholly owned subsidiaries. Thus, Embraer shares dispositive power with respect to the combined 4,139,215 shares held by Embraer Netherlands, Embraer Aircraft and Embraer Finance.

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Identification and classification of the subsidiary: Please refer to the cover pages hereto for the identification of each subsidiary of Embraer which acquired the shares of Common Stock being reported on by Embraer as a control person. See Item 4.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

## Exhibits
A Joint Filing Agreement by and among the Reporting Persons as required by Rule 13d-1(k)(1).

## Signatures
- Embraer S.A.: /s/ Felipe Santana Santiago de Lima, Executive Vice President, Financial and Investor Relations (08/06/2026)
- Embraer S.A.: /s/ Luis Carlos Marinho da Silva, Executive Vice President, Operations (08/06/2026)
- Embraer Netherlands B.V.: /s/ Andreia Pereira de Jesus, Management Board Member (08/06/2026)
- Embraer Netherlands B.V.: /s/ Marcelo Pereira Santiago, Management Board Member (08/06/2026)
- Embraer Aircraft Customer Services, LLC: /s/ Vinicius Almeida de Sousa, Officer (08/06/2026)
- Embraer Aircraft Customer Services, LLC: /s/ Fabio Motta Silva, Financial Manager (08/06/2026)
- Embraer Finance Ltd.: /s/ Felipe Santana Santiago de Lima, President and Treasurer (08/06/2026)
- Embraer Finance Ltd.: /s/ Daniel Vieira de Biasi Cordeiro, Vice President (08/06/2026)